UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C.  20549


APPLICATION/DECLARATION ON FORM       : CERTIFICATE PURSUANT TO
U-1 UNDER THE PUBLIC UTILITY HOLDING  : RULE 24 UNDER THE PUBLIC
COMPANY ACT OF 1935 WITH RESPECT      : UTILITY HOLDING COMPANY
TO THE ISSUANCE OF RATE REDUCTION     : ACT OF 1935
BONDS AND RELATED TRANSACTIONS        :
                                      :
THE CONNECTICUT LIGHT AND POWER
COMPANY, WESTERN MASSACHUSETTS
ELECTRIC COMPANY AND PUBLIC
SERVICE COMPANY OF NEW HAMPSHIRE

(FILE NO. 70-9697)

    Pursuant to the requirements of Rule 24 under the Public Utility Holding Company Act of 1935, as amended (the "Act"), Public Service Company of New Hampshire ("PSNH"), an electric utility subsidiary of Northeast Utilities, a registered holding company under the Act, certifies that certain of the transactions, as proposed in the Application/Declaration to the Commission on Form U-1 (File No. 70-9697), as amended (the "Application/Declaration"), and authorized by order of the Commission in HCAR No. 27319 (December 26, 2000) (the "Order"), have been carried out in accordance with the terms and conditions of and for the purposes represented by the Application/Declaration and of the Order. Specifically, on or before April 25, 2001 (a) PSNH formed PSNH Funding LLC, which is a new special purpose entity, limited liability company subsidiary; (b) PSNH acquired the equity interests in PSNH Funding LLC; (c) in a transaction using the One Security Format, PSNH Funding LLC issued RRBs, which in turn were sold to investors; and (d) PSNH entered into a servicing agreement and an administration agreement with PSNH Funding LLC. Capitalized terms used herein and not otherwise defined are used as defined in the Application/Declaration.

     Submitted with this Certificate are the following exhibit and material financing documents relating to the consummated transaction:

     C1    Registration Statement on Form S-3 for the PSNH RRBs (File
           No. 333-55830

          Underwriting Agreement dated April 20, 2001 (Exhibit 1.1, PSNH Funding LLC Form 8-K dated May 7, 2001)

          Limited Liability Company Agreement of PSNH Funding LLC dated as of January 24, 2001 and amended as of April 25, 2001 (Exhibit 3.2, PSNH Funding LLC Form 8-K dated
          May 7, 2001)

          Indenture dated as of April 25, 2001, including form of Bond (Exhibits 4.1 and 4.2, PSNH Funding LLC Form 8-K dated May 7, 201)

          Purchase and Sale Agreement dated as of April 25, 2001
          (Exhibit 10.1, PSNH Funding LLC Form 8-K dated May 7, 2001.

          Servicing Agreement dated as of April 25, 2001 (Exhibit
          10.2, PSNH Funding LLC Form 8-K dated May 7, 2001)

          Administration Agreement dated as of April 25, 2001
          (Exhibit 10.3, PSNH Funding LLC Form 8-K dated May 7, 2001)

          Fee and Indemnity Agreement dated as of April 25, 2001
          (Exhibit 10.4, PSNH Funding LLC Form 8-K dated May 7, 2001.

     Also submitted with this Certificate is the "past tense" opinion of counsel.

                           SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned hereunto duly authorized.

                          PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE


                          By:  /S/ Randy A. Shoop


                          Randy A. Shoop
                          Assistant Treasurer - Finance

Date:  May 2, 2001